Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

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CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

WLP - WellPoint and Anthem Investor Presentation

Event Date/Time: Nov. 05. 2003 / 11:30AM PT

Event Duration: 1 hr 21 min

FINAL TRANSCRIPT

WLP - WellPoint and Anthem Investor Presentation

CORPORATE PARTICIPANTS

Michael Smith

Anthem Inc. - CFO and Executive VP and CAO

David Colby

WellPoint Health Networks Inc. - CFO and Executive VP

Leonard Schaeffer

WellPoint Health Networks Inc. - Chairman of Board of Directors and CEO

Larry Glasscock

Anthem Inc. - Chairman of the Board and President and CEO

PRESENTATION

Operator

Good afternoon. If you can find your seats we will start.

Michael Smith - Anthem Inc. - CFO and Executive VP and CAO

Good afternoon and thank you for joining us. I am Mike Smith, I am Anthem’s CFO and on behalf of my friend and colleague, David Colby and Leonard Schaeffer, WellPoint’s CEO and Larry Glasscock, our CEO, I want to welcome you. Going to go through a little bit of housekeeping very deliberately as this conversation is being webcast and for nothing else, but a common courtesy to those who are listening but cannot be here we are going to build fairly deliberately as we process your questions and answers. I’m going to take a few minutes and share some information about the transaction — the announced transaction with you and then David Colby and I will stand together to take all of your questions. Suffice to say, and I’m looking for my colleagues in the back to help me, suffice to say and in the materials that you have, not on these slides, however, there are Safe Harbor statements that we ask you to indulge with us. Both Dave Colby and I take this matter very seriously, some of the comments that we will make about the merger and the post-merger company will be forward-looking in nature, it’s absolutely critical that you understand our intentions are to not mitigate or change risk factors that have been described by either of us in our public filings. It is absolutely equally as important that you know our intention is not to signal to you any gun jumping of any nature in our integration planning or in our activities following the announcement of the merger. So I beg your indulgence. I will take time to read the materials that have been distributed to you and know how very seriously both companies take our duties under the securities laws that apply to this transaction and to the work that we are about. You’ve been handed, those of you are in attendance, a set of materials that have been used earlier today by Dave and me in a presentation to investors, one or two of you may have been there. The materials that you have describe the operating results on the current operations of each of our companies, we are not going to review those materials with you today other than to the extent that they prompt a question from you.

I would ask you to turn to the slide that is numbered 35, I believe, in your materials, and we will commence a discussion of the transaction that we announced a week ago, Monday. I trust, by now most of you are aware that we announced that Anthem will be acquiring WellPoint in a transaction that involves the payment to WellPoint shareholders of one share of Anthem’s stock and $23.80 of cash. The indicated per share price for WellPoint based upon the closing price of Anthem shares on the 24th October would be $100.06 per share. The transaction will be structured by having a

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WLP - WellPoint and Anthem Investor Presentation

subsidiary of Anthem acquired WellPoint, WellPoint then merging into Anthem and the name of Anthem will be changed to WellPoint.

Post-merger we anticipate that the current Anthem shareowners will own about 47% of the merged company and WellPoint owners will own 53% of the company. There are several required approvals before the transaction can close. We will solicit by proxy the shareowners of both companies, the S-4 will be filed with the Securities and Exchange Commission before Thanksgiving and we look forward to your having access to that document and all of its disclosures.

Departments of Insurance in approximately 12 or 13 jurisdictions will receive applications from the company requesting their approval of change of ownership of the regulated operations of the two enterprises. We expect that hearings will be held in five or so of those jurisdictions, I am unable to confirm more precisely how many hearings. We know there will be rigorous hearings — I tend not to make light of anything like this, but I have an alarming message to bring you today anyhow. We have a very exciting and alarming bit of content to share with you. We cannot say precisely how many hearings, public hearings will be held, many of you saw in general media the comments made by the Indiana Commissioner who has indicated that she will convene a public information hearing and we expect that other states may similarly schedule informational hearings. The Blue Cross Blue Shield Association’s Board of Directors will consider the proposed transfer of licenses at a regularly scheduled Board meeting, which I believe will be in either December or January, and we will make Hart-Scott-Redino filings in near proximity to our registrations.

As I mentioned a moment ago, the company will adopt the name WellPoint Inc. and its headquarters will be in Indianapolis, Indiana. Indiana is a very attractive domicile state for an investor-owned regulated company, and we want to take full advantage of the very modern demutualization law that enabled and facilitated Anthem’s fairly recent conversion. Recall we converted only two years ago and the explicit provisions of that law afford standards for very good corporate governance and provide good legal guidance for the fiduciaries who operate in the surviving entity. Board representation of the company will consist initially of the twelve current Anthem Directors and eight WellPoint Directors. The Chairman of the merged entity will be Leonard Schaeffer who we have for many years admired as truly a thought leader in this industry and as a man who successfully over 18 years built a wonderful company. We admired Leonard’s leadership and I know Larry Glasscock and all Anthem Executives and Directors look forward to Leonard’s leadership as Chairman of our Board. Larry Glasscock will be the CEO, the disclosures that you will see indicate his intended succession as Chairman of the Board following the 2006 annual meeting. David Colby will be the Chief Financial Officer of the company, there is no need for two CFOs and Anthem will be served in my opinion by the finest CFO in this industry and as a person who has a good bit of his career invested in this company and a good bit of my state invested in this enterprise. I look forward to Dave’s financial leadership to the company. I am honored by the assignment that Leonard and Larry have made to me to co-lead the integration of the company. That work has started. My partner Alice Rosenblatt and I met on Monday and that work is well under way. Each of us has substantial experience in this type of work and I am very confident that together and with dozens if not hundreds of colleagues from the two companies we will integrate these businesses in very successful fashion.

I would like to talk with you and at any time I will invite Dave to interrupt and add comments about of each of these slides. We think we are building an absolutely dynamite enterprise in terms of its geographic and market reach and the slide that we have in front of you shows the principal geographies in which the combined company will have substantial membership. It is literally a coast-to-coast array of over 26 million members of the combined health plan for the company. Imagine then, beyond the metrics serving in our markets, 80 million Americans who consume health care from commercial providers of health benefits plans at market positions of leadership that cannot be matched by any competitor and in our judgment would be very difficult if not impossible for a competitor to replicate in any reasonable time frame. The geographic diversification of our membership represents strength in many other ways. Sources of revenue, ability to navigate regulatory landscape, ability to deliver targeted products to selected customer segments can be done on the strength of a diversity and membership residence that has our largest State. We Blue Cross California principally representing no more than 26% of the combined membership of the company we think a very attractive balance in terms of sources of revenues and opportunities to do business. I was taken by observations made by Dave and Leonard during the call on this past Monday when you think about where this membership resides and the position of strength that each company finds itself in its own market. Blue Cross of California is the largest licensee in the Blue Cross Blue Shield Association by a wide margin approaching 7 million members; however in a market that has over 34 million people. Therefore the market share of Blue Cross, California, our largest segment, will be a fairly modest low 20s% as compared to other Blue markets where each of our companies enjoy substantially deeper market shares. Leonard was kind also to point to Ohio, another important market, and the Anthem stable of opportunities where again our market share is relatively low compared to typical Blue’s shares. What Dave and I did for today with help of our colleagues is tried to anticipate your questions and share with you responses that we will have made — we estimate by the end of today, comments that we would have shared with representatives of ownership of nearly 75% of the combined companies. We have taken the last 9 days to visit in-person or telephonically with representatives of combined ownership of nearly 75% of the company. We’re sharing with you today a collection of those most frequently asked questions, which you see on this screen and for those of you who are on the call, are identified in five bullets as why now, why not structure this merger

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WLP - WellPoint and Anthem Investor Presentation

as a merger of equals in lieu of paying a premium to the WellPoint shareowners, what returns or benefits are newer to the Anthem shareholders following those payments of premiums, was this deal a defensive reaction by either Leonard Schaeffer or Larry Glasscock or their membership teams, is Leonard with his vision and understanding of the market signaling that WellPoint had run out of gas, is Larry signaling that following Kansas Anthem’s growth strategy could not be extended? We will deal with those questions in detail and finally what is that that makes David Colby, Leonard Schaeffer, Mike Smith, Larry Glasscock or any other spokesperson for the company so confident that we can say that in this instance one plus one equals more than two; in other words, what are the benefits of the merger to all constituencies.

Let me take the first question and again invite Dave to comment at any time. Many have expected this merger to take place. It has long been considered, perhaps even as Leonard said on the call, as a matter of manifest destiny. This is a deal that inevitably would get done and the question then of the Street is why now? And our response is why not now? If you look at the information we are sharing on the slide, we ask you to reflect on the fact that Anthem converted almost exactly 2 years ago to-date to an investor-owned company and at no time since our conversion have these two companies been better positioned to execute the deal than now. Each of us has been involved with either a registration of a security or actively involved in the acquisition of another company and at no time prior to September 24th of this year when the Cobalt-WellPoint merger was completed, at no time before now have we found ourselves so well positioned to turn our attention to getting this deal done. We all share a vision that the Blue system will consolidate further in the future. However, pragmatically in light of decisions made in the proposed WellPoint-CareFirst transaction, decisions made by the management of North Carolina Blue, decisions made by Horizon Blue’s management, decisions made by the Kansas Supreme Court, our consensus view was that Blues consolidation will slow temporarily. Inevitably we both believe for reasons that we’ll make clear today, there will be more Blues consolidation, but what a wonderful time to put these two companies together flawlessly and build a platform from which we can better participate in that Blues consolidation in the future.

With — Dave any — please any comments or we want to go along?

David Colby - WellPoint Health Networks Inc. - CFO and Executive VP

You are doing great.

Michael Smith - Anthem Inc. - CFO and Executive VP and CAO

The question is why not structure this transaction as a merger of equals versus paying a premium. And I am going to step away from the four points on the slide and share with you some of the research we did regarding large scale business combinations and tell you we looked at every transaction completed in relevant recent years, a 7-10 year history, where the indicated value of the transaction was north of $10 billion. And frankly when you look at those precedent transactions, the so-called mergers of equals have an abysmal track record post-merger. And we believe that is tied simply to the fact that you cannot execute strategy or successfully manage a large enterprise if there is ambiguity around governance or management. This transaction has been made and positioned to make absolutely clear to all constituencies, competitors, customers, the general public, regulators, and our associates that we have a very clear vision and a very distinct understanding about the difference between and governance and management. Leonard Schaeffer built a company whose reputation is surrounded with much positive recognition for best practices and corporate governance. We think his leadership as Chairman will be invaluable, not only to his partner Larry Glasscock, but to the entire enterprise. He is well suited to be the facilitator of a Board and fiduciaries who must guide this company to the highest level of impeccable governance possible.

Similarly, Larry Glasscock has a wonderful track record, of executing strategy and operating a very large enterprise in a way that is flexible, adept, and focused, and disciplined, and we look forward to Larry’s leadership. It is the right time in each of those individuals’ careers for them to accept these roles.

With regard to clarity of governance we also made quite clear on the earlier slide that this is a transaction where control from a producer point of view will be vested and a Board of Directors that is principally a majority of Anthem, that is 12 Anthem directors versus 8 WellPoint directors. If one then looks in the M&A transactions recently completed then you will say hold on a second. Both legally and financially Anthem is the acquirer, its domicile state becomes the domicile state of the first merged entity, its CEO remains the CEO of the enterprise, it is quite common and therefore understood that a premium would be paid to the WellPoint owners whose Board of Directors accepted that change in governance and leadership and that is called a control premium. Those premiums negotiated by willing parties at arms length. It is a premium that was necessary because the leadership of WellPoint, including its Board, to demonstrate due care on behalf of their constituency to be adequately compensated for that change of control. Again we did our research and for those on the call I will tell you there is a slide on the Board that demonstrates our research around precedent transactions since 1995, with the legal or technical acquirers, market cap represented less than 65% of the combined indicated value of the merging companies, but with that entity’s CEO was the first merged CEO and the headquarters of the smaller company became the headquarters of the surviving company.

The range of premiums paid in those transactions is a low of 27.4 and a high of 98.2, and you will recognize the names of many of those transactions on the slide. In the context of those market

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WLP - WellPoint and Anthem Investor Presentation

precedents, we feel that the price paid in terms of a premium is very reasonable and it is commensurate with the degree of change in the structure of the enterprise. I will tell you from Anthem’s perspective, it is also a premium that can be rationalized within the financial expectations that Anthem owners should have following the deal. We are acquiring a very successful company whose after-tax cash — operating cash flow has been north of a $1 billion for substantial time. I’m not allowed under Reg G of the securities and exchange laws to take you through a non-GAAP analysis that we are paying in terms of expressed and reported cash flow by WellPoint, but you can do that math for yourself. This is a company whose cash flow statements in its publicly released documents shows a steady growth in cash flow of about a $1.2 billion expected to continue to grow at 15% and able to be enhanced by targeted after-tax synergies. If one looks at the amount, therefore, of cash flow represented by the purchase and compares that to the indicated purchase price including the premium, we believe that you would conclude that that cash return on that investment is quite in line with market precedents in a very reasonable expectation.

What are the returns for Anthem shareholders? In terms disclosed on the call and an unequivocal analysis made by both the financial advisors to the parties and by our own staff including me, we find this to be a very exciting financial prospect for both share-owners. To summarize quite specifically around the fact that we are able to say it is accretive to the financial interest of the Anthem shareholders right out of the box. On the call on Monday we’ve said that it was modestly dilutive in year one after giving effect to a planned recapitalization of the debt of Anthem, a transaction we would have done apart and aside from this merger. But this is a perfect time for Anthem to look at its opportunity to replace its surplus notes, which were marketed pregoing public, with a more contemporary debt structure able to be secured at very fair prices at the time of the deal. Except for the charge, which by GAAP must be reported in the income statement of Anthem at the time of the deal, this transaction is accretive, expected to be accretive right out of the box and reach middle single digits if not high single digits in ‘05.

To the question of, is this defensive. I must tell you anecdotally our two teams who worked very hard to prepare Dave, me, Leonard, Schaeffer, and Larry Glasscock to engage in conversations with you, we scripted responses to expected questions numbering more than 150. We never expected anybody to say, oh my goodness isn’t this a defensive act by the two principals over the companies. In fact as Dave has said we would have expected you to say “wow” I wonder what the leaders of the other three national companies are thinking, this looks like in your face offensive not defensive, these two companies have been growing faster than any relevant publicly owned peer in their space and there is absolutely no disclosure or discussion or contemplation of any factor that would interrupt that comparative trend. We’ve also been asked, well this must be defensive because Leonard and his wisdom decided it never will get any better. That is the so-called underwriting cycle will take the steam out of the earnings of these two companies, and I could not be hopefully more forceful or clear in telling you neither company embraces a notion that it is inevitable that their earnings would be hostage to a new pricing cycle. Dave has a slide that we used earlier today that makes quite clear, both companies are resolved to demonstrate that while in the past there have been pricing cycles in this business, it is not ordained that there will be another. In fact, very much to the contrary, we both have expressed high levels of confidence that we can sustain at a minimum our current gross margins in the business, grow our enrollment profitably, leverage our administrative expense, and deliver as we have been delivering on our promise of at least 15% growth in earnings year-over-year.

The slide I referred to that Dave has provided is now on the screen. It shows the underwriting cycles in this industry from 1966 through 2002. The control group that shows the most relevance here are the Blues plans, the most constant players in underwritten health insurance business during that nearly 40-year period of time. I’m sure as can be if you look at the underwriting cycles of these companies from 1966 to 1990, they demonstrate the highs and lows that many who analyze this industry say we are inevitably headed for, until you get to 1990. And a very different shape then drives those curves and you see substantial stability in the underwriting margins not only at the Blues, but specifically at WellPoint. And one might ask what’s different about now versus that long history of ups and downs in the cycles, and Dave I’d like you to share your perspective on that one.

David Colby - WellPoint Health Networks Inc. - CFO and Executive VP

Well, I think when we discussed it and shared with many of you, you look at who was health insurers in between 1966 and 1990’s. It was generally a big line, multi-line insurance companies. They priced their health insurance with their profit in casualty and life products and the profitability of each account not really breaking out healthcare. P&C companies have a history of an underwriting cycle where you have multi-year tails, you can have that type of cycle even though healthcare itself has such short tails, you shouldn’t have it. What happened in the early 90s as many of you know is that most of the property casualty companies either got rid of the healthcare business like Travelers did to focus on their core business or they are currently health insurers like Aetna or Cigna that got rid of their property casualty company to focus on healthcare, plus you had the new entrants that are pure healthcare in a place come in where you don’t see that type of cycles. You will see a slight dip in ‘97, ‘98 because a bunch of people in Washington D.C. decided Medicare Plus Choice expansion plans shouldn’t get cost increases equal to inflation and anybody who is big in Medicare Plus Choice did. But I would again go back to — if you look at the mix of business that these two companies run to say that it is preordained that there is going to be an underwriting cycle, I think, is a myth. I think it’s a myth that holds over for

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WLP - WellPoint and Anthem Investor Presentation

many years that they are being in cycle. But even then that cycle is narrowing down.

Michael Smith?

We are also asked and worked very hard to make clear and what is hopefully now clear to you the many opportunities that this merger represents. The messaging should be quite clear. These two companies together will have an opportunity to, as what’s said on the call, vault to a position of leadership, able to deliver products to targeted population segments more effectively, more cost effectively than they could do apart. We admire WellPoint’s reputation and WellPoint’s demonstrated track record of innovation, in terms of designing products best suited for certain segments of the population. We appreciated Leonard’s taking time on the call to illustrate for us this case in point. WellPoint’s efforts to deliver products to the so-called young invincibles, young Americans who believe they will never have a need for healthcare, need to be attracted into the commercial insurance market with products that assure them some degree of security and some degree of continuity in financing their health security needs. Similarly, you are hearing Dave from time to time talk anecdotally and Leonard making points about an emerging market of the so-called early retirees. If you look carefully at the man behind the podium, you can see a living example of this market. It is true that more Americans are contemplating retirement before the current Medicare program provides them medical security. It is also true that many of them are searching outside of their place of employment from which they retire for a health plan that meets their needs. We think it is a growing population that the two of us can approach very effectively. We also think we have a duty; we have a duty to respond to the broader market who has for whatever reason chosen not to engage in healthcare financing. Dave has another slide that demonstrates the distribution of the so-called 43 million uninsured. Recall that nearly two-thirds of them chose to be uninsured because our industry has failed to deliver compelling products that caused them to join the ranks of our covered members. And we feel very excited about working together to deliver in unprecedented style a solution for them. We also think there is great synergy between the two companies in sharing best practices. Anthem has a wonderful record of high-teens growth in its national account book of business, over the past two or three years. WellPoint has only recently put as much focus around national accounts following its acquisition of Georgia Blue and the Missouri Blue. California in and out itself, while a rich and wonderful market, has not been a large national account market for WellPoint. We now see an opportunity to share those practices and go after that business with a solution and a model that is facilitated by our ability to respond to the only remaining objection, we think, that our national competitors could create in the minds of brokers, consultants, and their accounts. We have long established the superiority of the Blues networks in terms of helping national account secure a best value for their medical cost. We now will have to scale to remove any questions about our ability to neither exceed the value proposition on an admin cost level for those national accounts. We have another value, Anthem while having grown its national book of business, most frequently has carved out of an opportunity to pitch a pharmacy benefit management solution for those clients. While we operate an excellent PBM, it is one of modest scale, 5.8 million members now, growing to 7 million members when we migrate the Trigon membership to that platform. WellPoint, on the other hand, has a very successful PBM at five times our size, a very credible offer to be made by Anthem’s national account marketing staff and most likely one that will facilitate our not being so automatically carved out of that opportunity.

Growth opportunity is therefore in the PBM business, opportunities for each of us to further penetrate sales to our health members of our other specialty products, we each have a stable of excellent specialty product companies, both penetrated at similar levels, we with a startup, of a vision company, WellPoint without a vision company. Both of us with very significant managed behavioral health operations when — which combined and marketed together give us even more credibility in the market, each with an opportunity to leverage and improve its dental and life and disability operations.

Aside from those growth opportunities, we see substantial opportunity to define the difference in the future of the value preposition offered to our customers. Dave makes a very beautiful and concise statement about the importance of information to our customers going forward. Each of us does a nice job of providing relevant health content and relevant information to our members, but we will now have an opportunity that goes beyond the wildest imagination of many of our customers. We now have intimate health information about consumption and use of care of 80 million Americans and nearly 14 markets, an incredible power for us to take to buyers with certainty and clarity on what their members might encounter as they are looking for healthcare choices in each of our markets. Much conversation throughout the last week regarding operating synergies and the targets and the accountabilities that Alice Rosenblatt and I and our transition teams have to deliver on our promise of at least $250 million in cost savings beginning with the acquisitions. We have disclosed to you that our rate of capture is expected to be about $25 million per quarter in ‘04, therefore $50 million in that first partial year, holding that rate of $25 million a quarter for the first two quarters of ‘05 and then hitting a full rate of $62.5 million of savings per quarter beginning with the second part of ‘05; therefore $175 million in that calendar year at a run rate of $250 million at least for 2006. The slide shares with you what was on the webcast Monday, it says that our targeted synergies are essentially in four buckets — information technology-related savings, using the leverage and the power of the two organizations to reduce their combined lights on cost, opportunities in the specialty businesses which we have just talked about, perhaps an opportunity to dramatically reduce Anthem’s nearly $2 billion spend on medical benefits for its fully insured members, our opportunity to enhance further perhaps WellPoint’s spend because although we are not large by proportion to them, combined we do represent an even

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WLP - WellPoint and Anthem Investor Presentation

larger drug spend to be used in negotiations with Pharma and other suppliers. We also believe that in our operating units there is great opportunity to find ways to eliminate redundancies of the UNICARE membership — about 400,000 members are in Anthem’s states, 232,000 of those members participate in fully insured health plans of UNICARE underwritten in states where Anthem already has, we believe, superior networks and staff in place to support those networks and to respond to the needs of those fully insured customers. Finally, in corporate and shared service cost in every transaction there are certain elements of so-called low hanging fruit. We will have only one set of financial statements that requires an audit. We will have only one annual report. We will have only one CFO. We will likely have only one Chief Investment Officer, and the list goes on and on and on and we feel quite confident in our ability to harvest $50 million at least of corporate and non-customer shared services. So we have tried very hard today and throughout the last 9 days to tell you we are very confident that one plus one equals three at least. For the owners of the combined entity we remain very confident that this creates value for shareowners of both companies at levels that could set an entire new direction and level of success in our industry. It would now be our pleasure to take any questions that you have and Dave and I will do our best to respond to all of them.

QUESTION AND ANSWER

Josh Raskin?

Thank you. Could you help us understand a little bit more in detail the benefit the BlueCard pitches that you are going to make. It sounds like that value propositions to a customer lies in a lower administrative fee and just wondering where does that come from, is it processing cost? Help me understand.

Michael Smith - Anthem Inc. - CFO and Executive VP and CAO

Actually Josh, I think you may have combined two issues. Let me frame the first response and ask Dave to illustrate our confidence on national account value propositions that are enhanced. This transaction does not in anyway diminish the ability of the Blue System to continue to exploit its advantage in the national account marketplace. The BlueCard solution has proven quite viable hence National Blue enrollment is growing at a very rapid rate and the BlueCard arrangement represents a very acceptable response to any other competitor’s offer. We are not positing that this merger changes the economics of the BlueCard arrangement with our Blue colleagues and if we left you that impression I want to correct it and I commend to your reading a piece released by an analyst to the market this week speculating that these two companies will be able to cause other Blues to offer lower network fees, lower claims fees. We do not embrace that thinking in any way should we perform. It is not our position to impose on our Blues colleagues a different paradigm for sharing in Blues national business. Dave has a very crisp illustration, however, that will make clear to you how we believe we can capture more national business.

David Colby - WellPoint Health Networks Inc. - CFO and Executive VP

I do believe that more and more national players are looking at the value of networks and what medical costs are. I mean, historically they always took the advantage of medical costs are, I can manage the admin fee for a month and you know down. And I think that really is changing with the high cost of medical care and a higher level of sophistication.

A good case in point I don’t think Joe Francis here from B of A, but Banc of America did a very interesting change this year with their health insurance plan. They always had one plan administrator handling their self-insured PPO plan nationally and then in local markets they dealt with a number of HMO’s for people, for their employees who won an HMO option. Well, over the last couple of years they’ve got something like 100 HMO’s down to like 50 as they consolidated purchasing power, which you see throughout the industry. And last year they were not happy

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WLP - WellPoint and Anthem Investor Presentation

with the service levels of their national, you know, PPO provider for the self insurance plans and sent out requests for proposals and we were fortunate enough to get one of them be able to bid on that account. When they got those proposals back they came to a, you know, interesting realization and that was that really having one national administrative was sub optimum. When they started looking at their total benefit cost which is 80% of more medical costs, not admin cost, they decided that there were plans like WellPoint where in our networks — in our markets the network discounts in the breadth of network were so strong not just in the Metropolitan areas but particularly when you get outside of major metropolitan areas and I mean that Banc of America has branches in Calvin in Georgia and Bakersfield, California and what they decided to do this year was just split their business. They gave WellPoint California, Missouri, Georgia and then they added Tennessee and South Carolina so we could handle it — we could handle it on BlueCard and they gave United Healthcare the rest of the county. And I think if you talk to any of the B of A people they are pretty ecstatic because their medical trend, you know, this year is next to nothing not because they made big plan design changes, but because instead of somebody had a mile wide inch deep networks. They are getting more substantive discounts and it has reflected in their benefit cost. And while it is more expensive for them to deal with two administrators they are also finding, you know, that’s pretty good from a service point of view because you can bet that everyday we are trying to convince B of A that we were better than United and everyday United is trying to convince B of A they are better than you know, we are. I am convinced that if the Anthem merger had been done with WellPoint, you know, prior to, you know, January 1st we would have picked up more states than the 5 states. We picked up some of this — but some customers are reluctant to pay just these fees without given guarantees of network discounts so that we can give them documentation through software that we have of value of networks, but they want more seamless medical management and stuff that is hard to do when you have to rely on another plan even though you get discount. So, having more one-third of the US population covered by our Blue plans, I think, will be a significant advantage with those customer types of accounts.

Josh Raskin?

So you think that that’s a trend that’s going to accelerate because I personally haven’t heard that on numerous accounts of benefit management that I have spoken to at B of A, I think, I am the only one, I have heard of where they have got two self administrators. So are you suggesting that — you think because of this merger you are going to have more of the nation covered when the benefits managers split their accounts?

David Colby?

I think you will see more of the sophisticated buyers of health benefits. Now they are worried more about medical cost than the admin cost. And it’s costing B of A more on an admin side to deal with too so there is a hassle. But the savings, when you look at where the dollars are in health benefits from the medical cost. You know, the administration side is a very small component. I think that it is a relatively new concept as only a handful of companies that are really doing it, but within the brokers’ community I would be surprised if you don’t see that spreading around because they are getting a tangible benefit in what their medical inflations.

Mike Smith?

Josh, let me add to that, if I may, I think there is a broader view to take. We are a regional company. We will remain a regional company, but with a very visible national reach, a national reach that we already have, but the market will perceive with the visibility of these two companies, the market will perceive a much larger company offering even more value to a national account. Perception is a very important part of the selling process. In fact, our discounts already afford those savings, but our administrative processing and our service capabilities, I think, will become more visible and valued therefore more carefully by brokers and accounts alike. But we will try to move it around, if you don’t mind, we will do a follow on here in a moment.

?

Hi, Good afternoon guys. I was just wondering if you could talk a little bit about your thoughts on in terms of Anthem’s regional focus with your four primary regions. Would you plan to sort of integrate the different WellPoint states into those four regions thinking, for example, California integrating with Nevada and with Colorado and Georgia and Virginia sort of being in the South East division or have you given that thought yet?

Mike Smith?

Other than the Chairman, CEO, and CFO positions, which were clearly spoken to in the announcement with equal clarity, both Leonard and Larry spoke of the continuity of management and leadership in the current Blues state and regional operations. None of our synergies contemplate a swizzling of those regions or local market leaderships. One strategy that will be examined by both companies and again earlier today, Dave had a slide that described WellPoint’s view of its customer segments and how they are organized with thought leadership and expertise around each of those customer segments. Anthem found its effectiveness in the national account business move dramatically when we put a single executive responsible — in a position of responsibility for all national accounts. Mike ?             is the President of Anthem’s National Account segment, which is marketed across regions. We put a single executive in charge of all of our FEP programming across the entire enterprise and found our yield and effectiveness to go up. I imagine Larry will consider that same type of customer champion

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WLP - WellPoint and Anthem Investor Presentation

with enterprise-wide responsibility but without surrendering what we know to be the value of regional and local focus and continuity of representation in every one of those geographies where we are the Blue licensee. Now, will there be responsibilities leveraged for regional leadership? Marjorie Dorr has general managers running Connecticut Blue, Maine Blue, New Hampshire Blue. She provides regional leadership. Keith Fowler has regional responsibility for Anthem’s Midwest Indiana, Ohio, Kentucky with resident leadership in each state plan. WellPoint has John O’Rourke in its central region with responsibility across more than one customer segment, in his case more than one brand. We will look at various iterations of that regional leadership, but not surrender the value of continuity in the local leadership. Dave Helwig runs a very large enterprise, there would be a little reason to disrupt the continuity of his leadership and his team in California. Similarly Jim Parker has done a wonderful job for Anthem in Maine, Tom Sneed in Virginia. We would not disrupt the continuity and the effectiveness of those local leaders.

Unidentified Speaker

You guys — if I was to paraphrase your “why now” slide it’s sort of a strike-while-the-iron-is-hot type thing. Are you going to maintain that you’re relative to future acquisitions; in other words, something comes along for Christmas you’re going to do it?

Michael Smith - Anthem Inc. - CFO and Executive VP and CAO

I don’t know about before Christmas, Dave. We think in any competitive environment, athletics, politics, auditory debates, business, you take advantages of opportunities when you have the resource and the capability to seize on an opportunity and manage it effectively. When you’re students of somebody else’s capital, you risk adjust those judgments to make sure you are not unwisely putting somebody else’s finance — financial interest in your enterprise at undue risk. Our two companies are already large enough and visible enough that not a day goes by, in fact, I have in my briefcase something that was handed to me today to consider as an additional opportunity. We owe our owners thoughtful review of every opportunity that’s put in front of us. We owe our owners good judgment about the time and the risk of acquiring any additional business. In our normal course, we will see relatively smaller enterprises that can add value to activities that we have going on. So, I never say never. I wouldn’t say before Christmas, but I will tell you we will look at everything that our owners should reasonably expect us to take advantage of when it’s available.

David Colby?

And think we can integrate.

?

Mike, could you — or Dave, could you talk just a little bit about UNICARE and HealthLink, and how they — how you are thinking about your strategy for those units with the merger?

David Colby - WellPoint Health Networks Inc. - CFO and Executive VP

I can tell you the way, you know, we look at the strategies for those units are there — good news for either businesses, you know, HealthLink provides a good service to a niche. I mean it is very much a network rental business, a lot like FirstHealth Corporation. I think HealthLink does face the same challenges of that business basis, mostly around many of its customers in terms of payers who are customers folding up shop. I mean, Mutual of Omaha pulls out of a state and you no longer have network rental business there. On the other hand, contrary to — like FirstHealth, HealthLink doesn’t get paid on a percentage of savings where it’s getting priced out of the market if the charges are very reasonable PMPM, has nice margin, nice business opportunity, and it’s a nice quiver — arrow in the quiver in terms being able to provide another alternative for customers who may want to pay their own claims or do something through a TPA. So it’s a nice business, nice cash flow business and nice alternative if that’s what the customer wants. UNICARE, when you get down to it, looks like a Blue plan, it sounds like a Blue plan, but doesn’t carry the Blue’s brand at all. It is a regionally focused company in certain targeted geographies, it doesn’t do a lot of big national business, we acquired some of it with John Hancock and most of those have lapsed because there are better alternatives than UNICARE for a big national account. But it provides good growth opportunities where we don’t have an opportunity to use the Blue license.

?

Can you talk a little bit about the hurdles that you are going to face with the state regulators and how you are going to overcome those?

Michael Smith - Anthem Inc. - CFO and Executive VP and CAO

I can do my best to share with you what I’ve learned from many years of working with my colleague Dave Frick and many years of observing how well Tom Geiser has provided leadership to WellPoint in these matters. My view is that the proposition of approving the combination of two already investor-owned companies is substantially different than what regulators have been asked to consider in Kansas, Maryland, and North Carolina and other places. This is not a conversion, these two companies are already converted and responsibilities to form mutual members or participants and not-for-profit legacy companies now part of these

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enterprises, those obligations have been discharged. We believe Dave Frick and Tom Geiser are the best in these matters available to anybody who is looking for counsel. We will get through the process, my judgment—my personal judgment is that there will be very active public debate, you already have seen responses made publicly by the American Medical Association and by other special interest constituencies. We are prepared to engage in public discussion and response to questions. But we cannot be distracted from the facts—the facts are we have a duty under the laws and regulations of those states to conduct the insurance matters of those companies and conformity to those requirements and we will stay singularly focused on that and not distracted by those who choose to use this as a holy pulpit for their notion of where healthcare should go. But, I would be remiss if I didn’t tell you we expect there will be a fairly noisy process in a couple of these jurisdictions.

David Colby?

I think, you know, if you look at our track records, I mean, we got RightChoice done in less than 4 months. Trigon got done in less than 3 months or about 3 months. We have got Cobalt done in a little over 3 months. The process when you are not going to through a conversion is a much more objective process. I mean, you know, the insurance clause usually requires us to prove the new entities have been financially solvent, has their risk-based capital, has the expertise to run the business, that the new management are not, you know, felons which will be contrary to state law for regulators. And I think— I know we pass all tests, though.

?

We haven’t done all of our checks on Colby. But we are going to get those done.

David Colby?

Well, I’m already licensed in California so—but I think that, you know, we will get through it. I mean, the real complication is that you got to do it 14 times in ‘03. In the past we have done it once and they do take some preparations so you can’t schedule all 14 on one day.

?

You might again just to tag on now understand why we guided you to expect a June ‘04 closing. Each of these companies has done single state combinations. Very quickly, very efficiently, but just given the number of jurisdictions the process will take longer.

?

How about the Blues Association getting their sign off on this and just a quick related follow-up, do you expect that there might be any—that you might in your transactions trigger any activity among the not-for-profit Blues? There was an attempt I think what two years ago, Healthcare Services Corp.—the largest? not-for- profit Blues, I think two of them tried to get together, a couple of years ago just to—

?

Yeah.

?

Brought some of them...?

Mike Smith?

First let me give you facts. The facts as I understand them and I have heard from Larry and Leonard. Both have spoken with the leadership at the Blue Cross Blue Shield Association. Both have spoken with many of their Blue CEO colleagues and both therefore conclude that they can predict with reasonable certainty that there will be no glitch in that governance process. It would be very unkind, really unfair for me to pretend to know what’s going on in the minds of all other Blue CEOs, but if I step back away from it, I think, a rational member of the association will conclude that this is good for the Blues, having a very large Blue generating more business, more prominence for the brand, and creating more activity in terms of utilization of the other Blue networks, and promoting leadership as its charge should be good for the Blues brand and therefore for all Blues and that is my opinion. Each of those Blue CEOs will process through and rationalize that thought process on their own time and in their own context. You are asking me to speculate as to whether this would precipitate activity among the so-called not-for-profit Blues. I really don’t know, I think not, I don’t see this as creating any advantage to that strategy or accelerating anybody’s perceived need to execute that strategy, but again I’m in no position to...

David Colby?

I do and I think Mike. The Blue plans will consolidate. There were over a 100. Now there are, you know, 40 with this deal, I think, there is 39 or 41 and 40. The compelling reason for consolidation is simple. The major strength of Blue plans have other networks, more hospitals, more doctors at lower rates. What they, you know, lack is, you know, two things, one is scale to do transaction processing paying claims in a cost-effective way and there are economies to scale not fixed economy to scale when you get into transaction processing and the ability to implement technologies that I think are going to be key in the future in terms of information-based clinical decision making. One thing that I think

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WLP - WellPoint and Anthem Investor Presentation

United one of our peers is probably the best at now turning data into information to have that type of technology when you are spreading the cost over a million lives, you know, drives you out of the PMPM, your price component. So, I think you need a scale to do that too just like you know we now have that scale. So I think we will create some other alliances some way try to go the not-for-profit route. I think that will provide more opportunities for us because one of the things you are seeing with states, you know, I guess Illinois and Texas HealthCare Services Corp., it is sort of merger with enough of profits there without any money changing hands when they try to do it in New Mexico, all of a sudden that State regulator said well wait. You know, when it happened to California you know they got $4 billion worth of foundation, Missouri got $1 billion foundation, we want money in our states and so, you know, HealthCare Services Corp. actually had to buy the New Mexico plan. I think that will just spur additional opportunities that you’re not going to be able to just do things non profit lets get together and you know play nice.

?

Strategy is about responding to both perceived opportunities and perceived threats. A single state Blue plan whether for profit or not for profit finds it hard to avoid the threat of a dramatic change in the regulatory landscape of its single market. So diversifying sources of revenue and mitigating the risk of a single regulatory emphasis would seem to me could encourage more Blues consolidation among the among the not for profits, but I can’t speak with any certainty about their plans. Any other questions?

?

It’s usually much more

?

Josh you just won’t give up.

Jim Raskins?

I guess two quick technical questions. The slide that you showed did not include Blue card membership for WellPoint. I’m wondering how are you going account for that and if you are going to convert to the Anthem methodology. What’s the total membership look like?

David Colby

I think we are in the process of looking at how we will do all sorts of reporting, which will have to be addressed and that’s one of the — how many integrations task forces do we have. But we certainly can compute Blue using the whole side its certainly a way that we can, I don’t think we have disclosed using the Anthem methods yet, what that number is but we will look at it when we decide. That’s what we will do.

Josh Raskins?

Looks like it sounded like it was a pretty big jump in the second half of ‘05 for the synergies and I was wondering what causes that I guess 30-40 million.

Michael Smith

There is no cliff or single event Josh that triggers that step up in the pace. Understand however that a number of the synergies have activity that’s related to introducing a change to a client. So if you are looking for the UNICARE/Anthem Blue integration we have to think carefully about client acceptance of those changes whether it’s done on an invisible service agreement or on a private label marketing strategy. It just simply takes time to execute those changes. The marketing of the PBM to an expanded targeted customer base, we will not be able to start planning those synergies, many of those activities until afterwards through the Hart-Scott-Rodino clearance, as you know, that is classic to the government’s definition of gun jumping and we will not even allow those teams to start looking at those matters until well into the process therefore delaying any implementation opportunity. It would be unwise, unfair for us to promise you that those types of synergies could be captured sooner than we’ve scheduled in this roll out.

David Colby

I mean in this model we just had $100 million of synergies in first 12 months and another 150 in second 12 months, that’s the way it works out in practicality. It won’t work out like that because some we’ll get right upfront that we can start on day one and others will take time and we will phase it in as we — contracts coming up and have the opportunities.

Josh Raskins?

I guess last one for now is how do you think about non-Blue acquisitions. WellPoint has been a little bit more active in that area, Anthem sort of having that necessarily done transactions but have been small ones?

Michael Smith

Anthem has done several and let me ask you to read it as comments made by the Larry Glasscock in the analyst call at the time of our second quarter report, and Larry was very explicit that given the change in the climate in Blues consolidation it was his intention to put even more energy around the four-pronged

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acquisition strategy that we’ve always had. Blues are our first target; non-Blue membership in our residence states or our licensed states is our second target. Specialty businesses is our third and as a distant fourth health benefit operations that were not in our current states. So, if you go back to — if the first target yields a slower yield and then the second target as you might have imagined would get more attention and we actively look at books of business in our markets all the time. And I would say to you, Josh, many of them have been smaller and have not been celebrated at the level of visibility perhaps as WellPoint or others. But we are picking up small books of business in our current states all the time.

?

A question about the PBM. I am not as familiar with Anthem’s PBM operations, but do you have your own mail facility and I assume when you put these two together that there will be big opportunity. Do you have the capacity or you are going to have make some additions there? And then secondly in terms of I think you said $2 billion of drugs spend for your at-risk business. In terms of calculating that $75 million synergy to GU to sort of the back of the envelope that in terms of the better discounts or prices you can get from pharma we are actually able to look at the unit cost and say this is where we have an advantage, this where the other coming in and maybe...

Michael Smith

The 30 people I had on the due diligence team would be quite taken back if I said yeah it was the back of the envelope as they were working 20 hours a day to very quickly get through a diligent review of available data. Let me take your questions in order. Yes, we have a very modern, state-of-the-art, quite effective mail order operation. And our mail order penetration has nearly doubled in the last 3 years. We are penetrating that opportunity quite effectively. One interesting synergy is to look at WellPoint’s mail order capacity. Dave and his team back up their mail order operation with an outsourced contract for a backup facility, we can eliminate that need perhaps for that backup as we think our facility represents a real solid source of security of continuity of service to WellPoint membership. With regard to calculating therefore the synergies, let me ask you to reflect on the slide again, we call that specialty synergies. It’s not singular to the PBM and it’s not singular to a perceived additional buying power, which is simply saying that logic would cause one to believe that if you aggregate our drug spend, we might be able to capture a lower cost on a PMPM basis by combining the two PBMs.

?

Does that contemplate just taking the best cost between two companies or does that assume some additional—

Michael Smith - Anthem Inc. - CFO and Executive VP

No, I don’t — I don’t want to preempt the work of that transition team, we found in our Trigon transition worked many opportunities around utilization review, formulary, P&T decision, all kinds of best practices in the confines of what a PBM does, it’s not reducing the synergy to a so called rebate machine, we are not looking to capture that value by simply leveraging to a lower net acquisition cost for drugs. It’s much more comprehensive than that, and we will look forward to the folks on Joan Herman’s teams and our team to explore all of the opportunities around those specialty operations.

?

But we will take advantage of all of those opportunities.

?

I have two questions, one, could you talk a little more about the technology integration strategy, and second, talking about your national accounting strategy and going after a large national account, can you talk about the number of Fortune 500 accounts that are in your target share and what your penetration is on that?

Michael Smith - Anthem Inc. - CFO and Executive VP

I will do our best. I’m going to try to create a word picture for you that we’ve actually drawn for several of you in the audience. Many of the initial reactions to this announcement express concern about the risk associated with IT integration, almost suggesting that an integration of two enterprises like this would never be deemed complete until we moved all health information about 26 million members to one technology platform, one set of code, one box so to speak. And if you drew — if you will allow me to draw a picture, kind of a word picture, that would be an arrangement where across the base of a triangle, you would illustrate certain boxes representing the legacy systems of the two companies of which there are seven or so of substantial scale, and at the top of the triangle would be the new box. And I have put a name next to that model that I call a Bust. And you have seen that effort go bust many times in large-scale integrations. We attempt to move information history, we trained 40,000 associates and work processes, delivered to members, providers and others new forms, new formats, new processes, very high risk, very expensive and not appropriate in our judgment. The technology architecture and vision that we have for these companies is focused around a technology known as a Bus. Again, you draw at the base of the picture the legacy systems and you put a bar above that, like an electronic bus. Imagine that the functionality of these very useful legacy systems can be brought into that middleware, that technology often called surround technologies and other

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illustrations and put the user on top of that bus, whether that user is an external user accessing information through web or an internal user that I can best illustrate by saying perhaps it’s a customer service associate in Maine who comes to work to find out that Dave’s — one of Dave’s California shops has been impaired that day by weather, earthquake, fire, what ever, but the technology can be brought up so that the associate in Maine can look through that middleware and find a screen that has a common look, touch, and feel to what she would encounter if she was meeting or responding to an inquiry from a Maine customer in her own community. That type of technology is not new thinking, it’s used in many places and we were fond, very quickly of Ron Ponders’ vision of this application enterprise-wide, it’s familiar to Anthem. We used that approach in a region. A customer in Indiana might be dealing with a customer service rep located in Kentucky on any given day. A person in Connecticut might respond to a need of a member in New Hampshire. Ron has a vision to use this type of technology to move balance and put work in its most efficient and lowest cost place without running the risk of moving medical history, impairing our use of pretty rich data warehouses now. So we don’t see this as a large-scale bust or transformation project. We see it as an integration of very useful data housed in legacy systems that one by one can have their functionality migrated to that bar or bus to make it available enterprise wise. We are very excited about that approach and our technologists are already well along their way and sharing both vision and experience about how we would roll that out.

David Colby

And it has a lot of advantages. I mean if you imagine the way we are organized with the bunch of legacy systems in which feed this bus. Our applications like customer service, membership all plug on to enterprise wide including our e-commerce. I mean if you look at our website versus Anthem’s you will find ours has pretty much the same functionalities as Anthem’s but theirs is so much easier to navigate. I mean theirs was actually designed from somebody from Ebay or Amazon.com. Ours was designed by a bunch of health insurance guys and gals in Dallas and so one of the things, we think is to move into their web capabilities. Well that’s not going to be all that hard because our current web page is attached to this bus we unplug ours and plug theirs at once. We don’t have to go tie it in to seven different major claims engines or legacy systems because that’s already done.

Michael/Mike Smith?

It’s done once with hope that Ron and our technologist will hear a replay of this call, let me be very clear. Dave Colby and I should not create in any notion a presumptive picture that we know what the hell we are talking about. This is very exciting stuff and we are blessed to have folks like Jane Neidberger, Barbara              and              Paul in our team. Mark Boxer who created Anthem’s web solution and Ron Ponder who has an equally credentialed and powerful staff. Dave and I are simply trying to diffuse your concerns about a large-scale transformation to a single box. That would not be our strategy even if Colby and I were running the joint company that wouldn’t be our strategy. So I just wanted to be clear, I don’t want to overstate or give you an impression that we know with intimate detail how that technology will go. . .

David Colby

That’s because we are all on the same general — we have to be on one general ledger system one enterprise data warehouse made our actuaries and do evaluation through the same data for every plan regardless of what the source system is that we will be in control as a merged entity.

?

Okay and second question about the market penetration?

?

Would you please refresh me.

?

We got on buses and hummers and technology.

?

I’m sorry, we will get off the bus and can you talk about your national accounting strategy Fortune 500 penetrations?

Mike/Michael? Smith

I don’t have memory or recall the distribution of Fortune 500 companies in our current markets. I do know that the Blues participate in over 80% of the health benefit plans offered by Fortune 100 companies and I believe that can be read in public documents published by an independent research firm that looked principally at the New York markets this past spring. In my memory in fact it was 84 out of Fortune 100 companies involved a Blue in their health benefit design or administration. I can’t take you below that to tell you how many Fortune 500 companies are in our market that’s a date I have I just can’t recall I will be happy to follow it up with you but I don’t have that at finger tip here today. I suspect given our distribution of 14 states a very substantial portion of the non-New York headquartered Fortune 500 companies would be within our market reach. Having said that both of us occupy geographies that are principally regional office states, but let me tell you in a former life I learned how exciting Atlanta, Georgia and St. Louis are as markets of national headquarters of Fortune 500 companies as is Cleveland, Columbus,

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WLP - WellPoint and Anthem Investor Presentation

Cincinnati, Louisville, so we have ample opportunity to market to those super large accounts. I just don’t wanted to give an impression that I know exactly how many.

?

Prior to the merger both of you had talked independently about looking out over next maybe 4 or 5 years and seeing SG&A savings a couple of 100 basis points, and what you have articulated here is little less than 50 basis points so you if you think of long-term how does that really change that view of what used to be talked about a couple of 100. I don’t want to be talking too dramatically there. . . ?

Mike/Michael Smith?

Let me go first and then I will ask Dave to help us put a wrapper on it and thank you so much because if we fail to address that we really fail to plant in your mind an understanding of where really the excitement can be in this merger. Anthem has reduced its administrative spend rate stated in terms of a percentage of operating revenue by 700 basis points in the last 5 years. WellPoint, by nearly 400. We have guided you to our ’04 earnings to expect a continued reduction in our administrative expense burden as a part of our revenue. I think John and I end and I would stand corrected if anybody else has data but the last time I looked our two companies may be the only two of the five largest companies who will report a lower PMPM and then expense in ’03 as compared to ’02, and we have guided to a lower PMPM for ’04 versus ’03. Our model is of an enterprise where we might continue to capture about a 100 — about a dollar, I am sorry, PMPM cost reductions in each of the first three years in the model. If you think of that in terms of 300m member months in the base enrollment of these companies, you very quickly see a capture of a billion dollars of operating income to be used to create more flexibility and design and pricing of products, or more return to shareowners if that savings can be retained. That’s all around this issue of the advantage of the transactions and getting to a scale where the backroom cost can be held in check and not allowed to grow and the technology can reduce as Dave says. We both get burned out when people talk about our core functionality of enrollment plans billing and customer service in terms of dollars per transactions or dollars per member, when large integrated financial institutions are talking in terms of pennies. And we have a very real belief that at this scale we can approach the achievement accomplished by other large transaction companies. I am reminded all the time of a report that I read produced by a former colleague of Dave, a fellow by name of Bob Gold, who talks about the three discreet businesses that we are in healthcare financing. We both have been underwriting risk and been in the health insurance business for years, Anthem since 1944. Transaction processing, which is integral to the very model that we have, where scale really matters, and health information which is the emergence of the new business or scale, also matters. So, if you get these companies at that level of scale and continue to leverage those fixed and semi-fixed costs, the value creation is as alarming as the alarm that went off when we started this meeting. It’s a very exciting preposition.

David Colby

And I think we are both going to continue to take admin cost out. I mean I have said for WellPoint, we will get another 200 basis points out over the next 3-5 years. So, we don’t count that as synergy. The synergy is really a thing that we couldn’t do, you know, independently in your models. Well I am sure have, you know, the numbers coming down. That’s why I think these merger synergies, the $250 million are important. We got to get them; we got to try to exceed them, you know, to the extent that we can. But the excitement of the merger is now $250 million of synergies on a $6.5 billion administrative expense base. I mean to think about it this industry is going to go to information-based clinical decision-making. You know, there are people who are going to want to know and have more involvement in their healthcare. I mean I find it absolutely intolerable that I can find more about a car I’m going to buy in terms of what features it has, what it cost, what is reliability or maintenance record is, you know, than any medical procedure I can undertake. Now, just think about it; name another company that is in the position because of strong market share — number one market share by a large margin usually, one-third of the US population, to be able to tell you of the 24 orthopedic surgeons that practice in a Thousand Oak’s clinic in California who are the two that do the most knee surgeries if my knee hurts, and which one has the best post-surgical infection rate of those. You know, again, I don’t care how good you are at taking data and making information out of it. We don’t have the underlying data, you know, you don’t have the information and I think that’s going to be — don’t value that a whole lot today, but when you start seeing some of the problems that are occurring in terms of quality of care surfacing this week in California at a certain hospital companies. You know, people are going to be much more focused on, am I really getting the best care. They are going to start realizing that medical care is like a bell curve, there are people and facilities that are below average and there are people and facilities that are above average and they are not going to tolerate going to below average. And they want to know who is the above average and there is no consumer reports or consumers guide to — unless we take that lead and I think that is the — that’s where all the synergies are as we go forward.

?

I was just trying to get her to bring me a damn cup of coffee, that’s all.

?

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WLP - WellPoint and Anthem Investor Presentation

If you are worried about all these hand motions up here, distractions. Thank you Tammy. Other questions?

?

Dave and I will be obliged to stay here a little bit after another 15-20 minutes if you have questions, I’ll be happy to take those and I would prefer that you share those questions with everybody in the room, but I sense we met your needs and we’ll just see where we go next. Thank you.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Participants in Solicitation

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.